N E W S R E L E A S E

May 23, 2006

Appointment of Officers, Chairman and Committees

Nevsun Resources Ltd. (NSU-TSX and AMEX) (“The Company”) is pleased to announce the re-appointment of the officers: John Clarke, President and Chief Executive Officer; Cliff Davis, Executive VP and Chief Financial Officer; Gerald Gauthier, Chief Operating Officer; Bill Nielsen, VP Exploration; Judy Baker, VP Business Development and Investor Relations and Maureen Carse, Corporate Secretary.

The Board also has followed through with its plans two years ago to rotate its Chairperson on a semi regular basis. Gary German, who has ably fulfilled the position the past two years, rotates off and Stuart (Tookie) Angus replaces Gary as Chairman of the Board.

The Board also re-confirmed its committee structure including Governance (chair- Gary German); Audit (chair-Bob Gayton); Human Resources (chair–Gerard Munera); Environment Health & Safety (chair-Gary German).

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer NSU06-16.doc	For further information, Contact: Judy Baker (604) 623-4704 or (416) 786-7860 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com